40-33

Branch 18

811-01540


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

AIM FUNDS GROUP

January 25, 2005


05045055


SEC MAIL PROCESSING
RECEIVED
JAN 31 2005
WASH, D.C. 179 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **Letter Agreement Regarding the Document Production Lists** in *DTI Financial, Inc. v. A I M Management Group.Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

S:\srr\Litigation\DTI Financial Inc\NASD Arbitration\Corr\L-012505SEC.doc
L-012505 (1) vtt

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
1301 MCKINNEY, SUITE 5100
HOUSTON, TEXAS 77010-3095
WWW.FULBRIGHT.COM

CROTHER@FULBRIGHT.COM
DIRECT DIAL: (713) 651-5213

TELEPHONE: (713) 651-5151
FACSIMILE: (713) 651-5246

January 25, 2005

VIA CERTIFIED MAIL

Ms. Elisa Guerrero
NASD Dispute Resolution, Midwest Region
10 South LaSalle Street, Suite 1110
Chicago, Illinois 60603-1002

Re: *DTI Financial, Inc. v. A I M Distributors Inc. and A I M Management Group Inc.*
NASD Dispute Resolution Arbitration Number 04-02421

Dear Ms. Guerrero:

Please find enclosed for your file a letter agreement executed between the parties in the above referenced matter regarding the Document Production Lists contemplated under the automatic disclosure section of the NASD Discovery Guide.

If you have any questions, please do not hesitate to contact me.

Very truly yours,



Charles Jason Rother

CJR/ns
Enclosure

cc: Mr. Salar Ali Ahmed
Ali S. Ahmed P.C.
Travis Tower
1301 Travis Street, Suite 1200
Houston, Texas 77002
Via Regular Mail, w/ enclosure

Mr. David J. Levy (firm)

30862807.1

FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
1301 MCKINNEY, SUITE 5100
HOUSTON, TEXAS 77010-3095
WWW.FULBRIGHT.COM

CROTHER@FULBRIGHT.COM
DIRECT DIAL: (713) 651-3213

TELEPHONE: (713) 651-5151
FACSIMILE: (713) 651-5246

January 24, 2005

VIA FACSIMILE

Mr. Salar Ali Ahmed
Ali S. Ahmed, P.C.
1301 Travis Street, Suite 1200
Houston, Texas 77002

Re: *DTI Financial, Inc. v. A I M Distributors Inc. and A I M Management Group Inc.*
NASD Dispute Resolution Arbitration Number 04-02421

Dear Ali:

Again, it was good to speak with you this morning regarding the above referenced matter.

As discussed, given the fact that this matter is not a customer dispute case, it does not appear that the Document Production Lists contemplated under the automatic disclosure section of the NASD Discovery Guide are tailored for this matter. Accordingly, we have agreed that the parties will forego the production contemplated under the Document Production Lists and proceed with discovery in this matter pursuant to the Code of Arbitration Procedure. This agreement does not prohibit either party from seeking discovery of documents and/or information that is covered within the categories set out in the Document Production Lists.

If the above description accurately reflects our agreement, please so indicate by signing this letter where noted below and returning it to us via facsimile for our file. We will then forward the signed letter agreement to the NASD for their file.

Very truly yours,



Charles Jason Rother

AGREED:

ALI S. AHMED, P.C.



Mr. Salar Ali Ahmed



Branch 18
811-01540
AIM Funds Group

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
JAN 31 2005
WASH, D.C.
179
SECTION

January 25, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Stipulated Motion for Withdrawal of Existing Counsel and Substitution of New Counsel, Order Granting Motion for Withdrawal of Counsel and Substitution of New Counsel, Notice of Change of Address**, and **Telephone Conference** in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Kondracki v AIM\Corr\L-012505SEC.doc
012505 (1) vtt

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS

RONALD KONDRACKI,)
)
Plaintiff)
) Civil Action No.:04cv3179
)
)
AIM ADVISORS, INC. and)
AIM DISTRIBUTORS, INC.)
)
Defendants.)
/

STIPULATED MOTION FOR WITHDRAWAL OF EXISTING COUNSEL AND SUBSTITUTION OF NEW COUNSEL

It is hereby stipulated and agreed by and among the law firms of Korein Tillery LLC and Bonnett Fairborn Friedman & Balint, P.C., who filed this action as counsel for Plaintiff Ronald Kondracki ["Kondracki"], and the law firms of Johnson, Pope, Bokor, Ruppel & Burns LLP; Richardson, Patrick, Westbrook & Brickman LLC; Keller Rohrback LLP; and Campbell, Harrison & Dagley, L.L.P., proposed new counsel for Kondracki, that the law firms of Korein Tillery LLC and Bonnett Fairborn Friedman & Balint, P.C., shall withdraw from representation of Kondracki and the law firms of Johnson, Pope, Bokor, Ruppel & Burns LLP; Richardson, Patrick, Westbrook & Brickman LLC; Keller Rohrback LLP; and Campbell, Harrison & Dagley, L.L.P. shall be substituted as counsel of record for Kondracki. The reason for the withdrawal is to permit Kondracki's new counsel to represent him in this action.

The law firm of Korein Tillery LLC hereby represents that Plaintiff Kondracki has agreed to such withdrawal and substitution.

The law firms of Korein Tillery LLC and Bonnett Fairborn Friedman & Balint, P.C. ask for leave to withdraw as counsel for Plaintiff Kondracki, and to be relieved of any further responsibility in this matter.

The undersigned current and proposed counsel for Plaintiff hereby petition this Court for an Order permitting such substitution of counsel.

Dated: ~~October~~ NOV. 12, 2004



By: ______________________
Andrew S. Friedman
Francis F. Balint, Jr.
Bonnett Fairborn Friedman & Balint, PC
2901 N. Central Ave., Ste. 1000
Phoenix, AZ 85012
(602) 274-1100
Current Counsel for Plaintiff



By: ______________________
Justin Campbell
Robin Harrison SD No. 4556
CAMPBELL HARRISON & DAGLEY, LLP
4000 Two Houston Center
909 Fannin
Houston, TX 77010
(713) 752-2332 fax (713) 752-2330
Proposed Counsel for Plaintiff



By: ______________________
Steven Katz
Douglas Sprong
George Zelcs
Korein Tillery LLC
Gateway One on the Mall
701 Market Street, Suite 300
St. Louis, MO 63101-1820
(314) 241-4844
And
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
(312) 641-9750
Current Counsel for Plaintiff

By: ______________________
Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey Rauchway
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 N. Tampa St., Suite 1800
Tampa, FL 33601-1100
(813) 225-2500
Proposed Counsel for Plaintiff

By: ______________________
Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson Patrick Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Proposed Counsel for Plaintiff

The law firms of Korein Tillery LLC and Bonnett Fairborn Friedman & Balint, P.C. ask for leave to withdraw as counsel for Plaintiff Kondracki, and to be relieved of any further responsibility in this matter.

The undersigned current and proposed counsel for Plaintiff hereby petition this Court for an Order permitting such substitution of counsel.

Dated: ~~October~~ NOV. 12, 2004

By: ______________________________
Andrew S. Friedman
Francis F. Balint, Jr.
Bonnett Fairborn Friedman & Balint, PC
2901 N. Central Ave., Ste. 1000
Phoenix, AZ 85012
(602) 274-1100
Current Counsel for Plaintiff

By: ______________________________
Steven Katz
Douglas Sprong
George Zelcs
Korein Tillery LLC
Gateway One on the Mall
701 Market Street, Suite 300
St. Louis, MO 63101-1820
(314) 241-4844
And
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
(312) 641-9750
Current Counsel for Plaintiff

By: ______________________________
Justin Campbell
Robin Harrison
CAMPBELL HARRISON & DAGLEY, LLP
4000 Two Houston Center
909 Fannin
Houston, TX 77010
(713) 752-2332
Proposed Counsel for Plaintiff

By: Becky Ferrell-Anton
Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey Rauchway
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 N. Tampa St., Suite 1800
Tampa, FL 33601-1100
(813) 225-2500
Proposed Counsel for Plaintiff

By: ______________________________
Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson Patrick Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Proposed Counsel for Plaintiff

The law firms of Korein Tillery LLC and Bonnett Fairborn Friedman & Balint, P.C. ask for leave to withdraw as counsel for Plaintiff Kondracki, and to be relieved of any further responsibility in this matter.

The undersigned current and proposed counsel for Plaintiff hereby petition this Court for an Order permitting such substitution of counsel.

Dated: ~~October~~ Nov. ____, 2004

By: ______________________
Andrew S. Friedman
Francis F. Balint, Jr.
Bonnett Fairborn Friedman & Balint, PC
2901 N. Central Ave., Ste. 1000
Phoenix, AZ 85012
(602) 274-1100
Current Counsel for Plaintiff

By: ______________________
Steven Katz
Douglas Sprong
George Zelcs
Korein Tillery LLC
Gateway One on the Mall
701 Market Street, Suite 300
St. Louis, MO 63101-1820
(314) 241-4844
And
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
(312) 641-9750
Current Counsel for Plaintiff

By: ______________________
Justin Campbell
Robin Harrison
CAMPBELL HARRISON & DAGLEY, LLP
4000 Two Houston Center
909 Fannin
Houston, TX 77010
(713) 752-2332
Proposed Counsel for Plaintiff

By: Becky Ferrell-Anton
Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey Rauchway
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 N. Tampa St., Suite 1800
Tampa, FL 33601-1100
(813) 225-2500
Proposed Counsel for Plaintiff

By: J Bradley
Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson Patrick Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Proposed Counsel for Plaintiff

By: 

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052.
(206) 623-1900
Proposed Counsel for Plaintiff

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing has been furnished to the following counsel for the Defendants, via U.S. Mail, this 12 day of November 2004.

Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
ARMSTRONG TEASDALE, L.L.P.
One Metropolitan Square, Suite 2600
St. Louis, MO 63102

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Martin I. Kaminsky
POLLACK & KAMINSKY
114 West 47th St., Suite 1900
New York, NY 10036



By: ______________________
Justin Campbell
Robin Harrison
CAMPBELL HARRISON & DAGLEY, LLP
4000 Two Houston Center
909 Fannin
Houston, TX 77010
(713) 752-2332

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey Rauchway
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 N. Tampa St., Suite 1800
Tampa, FL 33601-1100
(813) 225-2500

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052.
(206) 623-1900
Proposed Counsel for Plaintiff

#90233

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS

RONALD KONDRACKI,	)	
Plaintiff,	)	Civil Action No.: 04-CV-03179
AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

ORDER GRANTING MOTION FOR WITHDRAWAL OF COUNSEL AND SUBSTITUTION OF NEW COUNSEL

The Court has considered the Stipulated Motion for Withdrawal of Existing Counsel and Substitution of New Counsel and, being otherwise fully advised in the premises,

It is ORDERED that the law firms of Campbell Harrison & Dagley LLP, Johnson Pope Bokor Ruppel & Burns LLP, Richardson Patrick Westbrook & Brickman LLC, and Keller Rohrback, LLP, are hereby substituted as counsel of record for Plaintiff Ronald Kondracki, and that the law firms of Korein Tillery LLC and Bonnett Fairborn Friedman & Balint, P.C. are relieved of any further responsibilities in this matter. Robin L. Harrison of Campbell Harrison & Dagley L.L.P. is designated attorney-in-charge pursuant to Local Rule 11.

Signed this 22nd day of November 2004.



KENNETH M. HOYT, JUDGE
UNITED STATES DISTRICT COURT

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	)	Civil Action No.: H-04-03179

NOTICE OF CHANGE OF ADDRESS

Please take notice that effective immediately the undersigned counsel's address has changed to:

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, Florida 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a copy of the foregoing has been furnished by regular U.S. mail this 3rd day of December 2004, to the following:

Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
ARMSTRONG TEASDALE, L.L.P.
One Metropolitan Square, Suite 2600
St. Louis, MO 63102

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Martin I. Kaminsky
POLLACK & KAMINSKY
114 West 47th St., Suite 1900
New York, NY 10036

By: /s Becky Ferrell-Anton
Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey Rauchway
JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, L.L.P.
403 East Madison Street, Suite 400
Tampa, FL 33602
(813) 225-2500

Justin Campbell
Robin Harrison
CAMPBELL HARRISON &
DAGLEY, LLP
4000 Two Houston Center
909 Fannin
Houston, TX 77010
(713) 752-2332

Michael J. Brickman
James C. Bradley
Nina Fields
RICHARDSON PATRICK WESTBROOK
& BRICKMAN, LLC
P.O. Box 879
Charleston, SC 29402
(843) 727-6500

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052.
(206) 623-1900

Attorneys for Plaintiffs

91558

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI,	§	
	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-04-3179
	§	
AIM ADVISORS INC	§	
and	§	
AIM DISTRIBUTORS INC,	§	
	§	
Defendant.	§	

A scheduling conference **is set for January 24, 2005 at 2:45 p.m.,** and will be handled as a **telephone conference.** Counsel who filed or removed the action are responsible for placing the conference call and insuring that all parties are on the line. The call may be placed to **(713) 250-5613.**

The parties are directed to file a joint case management plan no later than January 14, 2005.

SIGNED and ENTERED 12/30/2004



Kenneth M. Hoyt
United States District Judge